Exhibit 99.2

Private and confidential

Subject to contract

The Directors
Grindrod Shipping Holdings Ltd.
200 Cantonment Road #03-01
Southpoint
Singapore 089763

For the attention of Michael Hankinson

25 August 2022

Dear Mike,

NON-BINDING INDICATIVE PROPOSAL TO ACQUIRE 100% OF GRINDROD SHIPPING

I am writing to you on behalf of Taylor Maritime Investments Limited (TMI) to reiterate to you our continued interest in Grindrod Shipping Holdings Ltd. (Grindrod or the Company), and to provide you with a non-binding indicative proposal regarding the potential acquisition of the shares in the entire issued and to be issued share capital of Grindrod not already owned by TMI, or a subsidiary or affiliate thereof  (the Proposed Transaction).

Proposed Transaction

Our Proposed Transaction is structured by way of a takeover offer for cash structured as a  voluntary general offer governed by the Singapore Code on Takeovers and Mergers (the Code) (subject to any consents, waivers and/or exemptive relief provided by the Securities Industry Council (the SIC)) and subject to Regulations 14D and 14E promulgated under the Securities Exchange Act of 1934, as amended (the SEC Tender Offer Rules) (subject to any exemptive relief provided by the Staff of the U.S. Securities and Exchange Commission (SEC)).

Rationale for Proposed Transaction

As you are aware we have spent significant time and effort evaluating and structuring the Proposed Transaction in conjunction with our legal and financial advisers including arranging to finance the cash consideration payable in respect to the Proposed Transaction. From TMI’s perspective the Proposed Transaction represents an exciting opportunity to combine Grindrod’s operations with those of TMI to create a leading owner and operator of medium-sized dry-bulk ships.

TMI believes that the Proposed Transaction offers significant value and importantly certainty to Grindrod’s shareholders at a time of  weakening global economic activity and declining dry bulk rates – and provides both the most certainty and the best possible path to a completed transaction.

As you are aware, we have built up a strategic interest in the Company, currently standing at approximately 26%,1 and believe our ownership demonstrates our commitment to pursuing the Proposed Transaction to consolidate the two companies. Furthermore, we are confident that the consolidation of TMI and Grindrod, through the enhanced operational scale in the geared dry-bulk sector, will create meaningful additional value for the customers we both serve.

The indicative terms of our Proposed Transaction are set out below.

Key terms of our Proposed Transaction

Indicative Offer Price

On the basis of publicly available Company information as well as wider market information which we have reviewed, and subject to the conditions set out below, TMI is willing to make a non-binding, indicative offer to acquire 100% of the Grindrod shares it and its subsidiaries and affiliates do not already own, at a cash price of USD 21 per share (the Offer Price), to be paid in conjunction with a special dividend from the Company of USD 5 per share to existing shareholders, including holders of Forfeitable Shares (the Special Dividend). This represents aggregate consideration to non-TMI Grindrod shareholders of USD 26 per share (the Aggregate Amount).

The Offer Price is based on the assumption of 14,071,470 Grindrod shares issued and outstanding, and owned by third parties, and an additional 460,637 Forfeitable Shares held by Grindrod personnel, at the time of making this proposal. At the Aggregate Amount, the Proposed Transaction will result in a 28% premium to Grindrod closing price as of 22 August 2022 and a 42% premium to the 30-day VWAP.  As a significant shareholder of Grindrod, TMI is very familiar with Grindrod and its business.  In addition, TMI has performed due diligence based on public sources.  Accordingly, we expect to be in a position to proceed with the Proposed Transaction subject only to completion of targeted due diligence.

With the exception of the Special Dividend, any incremental pre-closing distributions (for avoidance of doubt, other than customary quarterly dividends declared and paid in accordance with the dividend and capital return policy of the Company as in effect as of the date hereof, including as to timing and amount), vessel sales or charters that are not consistent with past practice may impact the value of our offer price to non-TMI Grindrod shareholders.

Offer Structure

As noted above, it is our intention to undertake the Proposed Transaction by way of a takeover offer structured as a voluntary general offer governed by the Code and the SEC Tender Offer Rules, in each case subject to applicable waivers and exemptions. We would contemplate that the Proposed Transaction and voluntary general offer (the Formal Offer) would be completed in accordance with the terms of a mutually acceptable definitive transaction agreement to be entered into between TMI and Grindrod (Transaction Agreement).

We believe our all-cash indicative offer provides Grindrod shareholders with significant and transparent value on exit and will facilitate an expedited closing.

Pre-conditions to Execution of Definitive Transaction Agreement

The execution of a definitive Transaction Agreement is subject to the occurrence of the following:

•
A period of exclusivity lasting no fewer than 5 weeks from the signing of an NDA between TMI and Grindrod during which Grindrod will work solely and expeditiously with TMI towards finalising a mutually acceptable definitive Transaction Agreement and form of Rule 3.5 announcement.

[1]	TMI and its affiliate hold 4,925,023 ordinary shares at the date of this letter. As of 22 August, Grindrod had 18,996,493 ordinary shares in issue.

•
Satisfactory completion of TMI’s confirmatory due diligence review (see Appendix A for details on our due diligence requirements); we believe we can complete our diligence in a timely and highly efficient manner, focused on material contracts, including charter-party agreements, finance and tax, litigation and other liabilities.

•	The finalisation of a mutually acceptable definitive Transaction Agreement and form of Rule 3.5 announcement, the latter reflecting applicable Code requirements.

•
The finalisation of TMI’s funding arrangements for the Proposed Transaction with a formalised certain funds financing commitment agreement that we would enter into simultaneously with the execution and delivery of the definitive Transaction Agreement. Key terms have been agreed with our potential funding providers, and TMI will be in a position to deliver our financing commitment on a timely basis. The remaining funding requirements in respect of the Formal Offer will be met by a combination of some or all of the following: TMI’s balance sheet cash, undrawn revolving credit facility and the proceeds of the USD 5 per share Special Dividend from Grindrod. We are confident that we will be in a position to deliver this funding on a timely basis, and expect that Evercore will provide the necessary attestation of available funds to comply with the requirements under the Code for the commencement of the Formal Offer. We will keep Grindrod and its advisors informed on an on-going basis with respect to the status of our efforts to finalize our funding for the Proposed Transaction.

•
FCA regulatory clearances in respect of TMI as a closed-ended premium listed investment company and any necessary dispensations from the SIC arising from the interaction of the Code and the SEC Tender Offer Rules having been obtained by TMI.

•
The directors of Grindrod not appointed by TMI entering into Tender and Support Agreements or Irrevocable Undertakings, in each case in a customary form, agreeing to accept the Formal Offer in respect of their direct interests in Grindrod shares, such agreements or undertakings to be subject to such terms and conditions as shall be agreed.

•
Grindrod’s board of directors using reasonable efforts to procure Tender and Support Agreements or Irrevocable Undertakings, in each case in a customary form, from large Grindrod shareholders (other than TMI and the directors of Grindrod), under which agreements or undertakings such shareholders would agree to accept the Formal Offer in respect of their direct and indirect interests in Grindrod shares, such agreements or undertakings to be subject to such terms and conditions as shall be agreed with such Grindrod shareholders.

•
The directors of TMI entering into Irrevocable Undertakings, in a customary form, agreeing to vote their direct and indirect shares in TMI in favour of all necessary TMI shareholder resolutions required by the FCA or otherwise necessary to implement the Proposed Transaction.

•
The directors of TMI using reasonable efforts to procure Irrevocable Undertakings, in a customary form, from shareholders of TMI (other than the directors of TMI) under which undertakings such shareholders agree to vote their direct and indirect shares in TMI in favour of all necessary TMI shareholder resolutions required by the FCA or otherwise necessary to implement the Proposed Transaction, such undertakings to be subject to such terms and conditions as shall be agreed with TMI shareholders.

•
The board of TMI has been kept closely up to date with progress on the Proposed Transaction and has approved the submission of this non-binding indicative proposal, however the execution of a definitive Transaction Agreement would be subject to the final approval of the directors of TMI and Grindrod.

TMI and Grindrod will cooperate with each other and use their respective reasonable best efforts to achieve the satisfaction of the above-listed pre-conditions as promptly as practicable, but in any event no later than 26 September 2022. In that connection, TMI and Grindrod will keep each other informed of all material developments relating to the satisfaction of the above-listed pre-conditions.

Definitive Transaction Agreement

We would contemplate that the definitive Transaction Agreement would provide for the following:

•	TMI would commence the Formal Offer simultaneously with the execution and delivery of the Transaction Agreement by issuance of a Rule 3.5 announcement.

•
Grindrod shall declare an interim dividend of USD 5 per share (the Special Dividend), with a record date on or prior to the date on which the Formal Offer expires and payment of which dividend will be conditional on the Offer becoming unconditional in all respects.

•
No earlier than 14 days, and no later than 21 calendar days, after the issuance of the Rule 3.5 announcement, TMI would mail to holders of Grindrod shares an Offer Document, Letter of Transmittal, and other tender offer material in accordance with the Code and the applicable SEC Tender Offer Rules and file such documents with the SEC in accordance with the SEC Tender Offer Rules and the SIC in accordance with the Code.

•
Subject to exceptions required for the Grindrod board of directors to comply with its fiduciary duties, the Grindrod board of directors (other than the director appointed by TMI) would issue its unanimous recommendation to Grindrod’s shareholders that they accept the Formal Offer and include such recommendation in the Recommendation Statement/Circular sent to Grindrod shareholders in accordance with the SEC Tender Offer Rules and the Code and file the Recommendation Statement/Circular with the SEC in accordance with the SEC Tender Offer Rules and the SIC in accordance with the Code.

•	The Formal Offer to be conditioned upon:

•	Grindrod’s board of directors’ declaring and not cancelling or otherwise amending the terms of the Special Dividend;

•	The passing by TMI shareholders of all necessary TMI shareholder resolutions required by the FCA or otherwise necessary to implement the Proposed Transaction;

•	The receipt of any necessary South African Exchange Control approval;

•
Tender of sufficient Grindrod shares by Grindrod shareholders representing, together with the Grindrod shares currently owned by TMI and its concert parties, a majority of the outstanding Grindrod shares;

•	All necessary competition law approvals, details of which will be set out in the Transaction Agreement, being obtained; and

•	Other customary conditions for a recommended voluntary general offer in Singapore.

•	TMI would be required to permit Grindrod shareholders to tender their shares during a subsequent offering period of at least 20 business days.

•
Both parties would be required to cooperate with each other and use their respective reasonable best efforts to achieve the satisfaction of the conditions to the Formal Offer. In that connection, TMI and Grindrod will be required to keep each other informed of all material developments relating to the satisfaction of such conditions.

Timetable

We believe that it is in both parties’ interests to progress the Proposed Transaction to effect the Proposed Transaction as expeditiously as possible and increase certainty of closing. We expect that we would be in a position to execute a definitive Transaction Agreement and commence a Formal Offer as promptly as practicable, and in any event within five weeks of the date on which we and our advisers are granted access to the Grindrod data room, including completion of our confirmatory due diligence review.

As you are aware, we have appointed Evercore and Rand Merchant Bank as financial advisers to TMI in respect of the Proposed Transaction. Our legal advisers are Norton Rose Fulbright LLP and Shook Lin & Bok LLP (as regards Singapore law).

Status of this Letter

Whilst emphasising the seriousness of our interest, we confirm that nothing in this letter is, or is intended to be, legally binding on TMI, or Grindrod and this letter shall not give rise to any enforceable right or obligation or contain any form of representation and nothing in this letter shall give rise to a remedy for any party. Furthermore, this letter is not intended to be exhaustive of the matters which may be covered by any negotiations, requests for information or any agreements or contracts which may follow it. TMI reserves the right, in its sole discretion, without notice, to elect not to pursue an offer for Grindrod at any time prior to the execution of a definitive Transaction Agreement.

For the avoidance of doubt, this letter does not (and is not intended to) constitute a firm intention to make an offer for the purposes of Rule 3.5 of the Code.

We believe our Proposed Transaction represents a compelling proposal to your shareholders and given our existing 26% strategic interest in the Company, in advancing an indicative proposal for Grindrod, our high level of commitment and enthusiasm in pursuing the Proposed Transaction is inarguable.

I would be pleased to discuss our Proposed Transaction with you further and look forward to hearing from you within 3 business days of the date of this letter so that we can quickly work towards a transaction.

Yours faithfully,

/s/ Edward Buttery
Edward Buttery

for and on behalf of Taylor Maritime Investments Limited

APPENDIX A

Diligence Process

Due to our extensive review of publicly available information on the Company and expertise in this industry as well as personal familiarity with Grindrod, we are highly confident that we can complete an expedited due diligence process and proceed to a Formal Offer in an expeditious manner. In support of the effort we have retained Norton Rose Fulbright LLP and Shook Lin & Bok LLP as our legal advisers and Evercore and Rand Merchant Bank as our financial advisers. We would expect core, valuation focused, diligence to take approximately five weeks and focus on, amongst other things:

•	existing Company internal operating and financial forecasts and projection models, including revenue and cost detail;
•	material contracts and third party agreements, including charter party agreements;
•	discussions with key functional area leaders within the Company (and, at a mutually agreed upon point, discussion of customary retention agreements);
•	information required to complete a joint merger control analysis;
•	review of capital structure detail, including borrowings and liabilities and shareholder composition; and
•	employment, pensions and share schemes, and tax review by jurisdiction.

We also reserve the right to conduct targeted diligence on topics such as human resources, legal matters, IT, cyber security, environmental and governance, as well as any required additional details in categories listed above including finance and tax.